# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BLEICHROEDER ACQUISITION COR, CIK 0002028707
CUSIP: G1169T104
Title of class of securities: COMMON-STOCK
Address of issuer's principal executive offices: 1345 Avenue of the America, Fl 47, New York, New York (NY), 10105
Date of event which requires filing of this statement: 12/31/2024
Filed by CIK 0000312069

## Reporting persons
- Ramya Rao: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); sole voting power 1,872,109; shared voting power 0; sole dispositive power 1,872,109; shared dispositive power 0; aggregate amount beneficially owned 1,872,109 (7.36% of the class)

## Item 1. Issuer
Name of issuer: BLEICHROEDER ACQUISITION COR
Address of issuer's principal executive offices: 1345 Avenue of the America, Fl 47, NY, 10105

## Item 2. Person Filing
Name of person filing: Ramya Rao
Address of principal business office or, if none, residence: 1 Churchill Place, London - E14 5HP
Citizenship: X0

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 1872109
Percent of class: 7.36
Sole power to vote or to direct the vote: 1872109
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1872109
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: N

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Barclays Bank PLC

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect ofchanging or influencing the control of the issuer of the securities and were not acquired and are not held in connection withor as a participant in any transaction having that purpose or effect, other than activities solely in connection with anomination under § 240.

## Signatures
- Ramya Rao: Ramya Rao, Ramya Rao (02/14/2025)